Exhibit 99.1
(ASX CODE: SGM) (NYSE SYMBOL: SMS)
27 April 2010
Sims Metal Management Limited
FY10 Third Quarter Results Briefing
Conference Call
Sims Metal Management Limited will release its FY10 third quarter results to:
•	Australian Securities Exchange on the morning of Thursday, 6 May 2010; and

•	New York Stock Exchange on the evening of Wednesday, 5 May 2010.
Sims Metal Management Limited will present the results via Conference Call only. You will have the ability to listen to the briefing, as well as ask questions, via the Conference Call.
FY10 Third Quarter Results Briefing
FROM AUSTRALIA
Date:      6 May 2010
Time:     8:35 am (Eastern Standard Time)
FROM UNITED STATES
Date:      5 May 2010
Time:     5:35 pm (Central Daylight Time) / 6:35 pm (Eastern Daylight Time)
Live Q&A’s — via Conference Call
Questions will be taken at the conclusion by way of Conference Call — Dial in numbers for the Conference Call are as follows:
•	Australia — 1800 148 258

•	United States — 1866 586 2813

•	International — +61 2 8524 6650

•	Conference ID — 68928618
If you wish to participate via the Conference Call you are encouraged to dial in approximately 5-10 minutes prior to the commencement of the briefing.
Live and Archived Audio Webcast
Live and archived Audio Webcast will be available through our website. Please click on the link at http://www.simsmm.com.
For further information contact
Daniel Strechay
Communications & Public Relations Manager
Tel: +1 212 500 7430